H.B. Fuller Company 1200 Willow Lake Boulevard St. Paul, Minnesota 55110-5101 Phone 651-236-5900	Correspondence to: P.O. Box 64683 St. Paul, MN 55164-0683

June 12, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien

Accounting Branch Chief

Re:	H.B. Fuller Company

Form 10-K for Fiscal Year Ended December 3, 2011

Filed January 27, 2012

Form 10-Q for Fiscal Quarter Ended March 3, 2012

Filed March 30, 2012

Response dated May 11, 2012

File No. 1-9225

Dear Mr. O’Brien:

This letter contains the response of H.B. Fuller Company (the “Company” or “we”) to comment 4 regarding the reports referenced above contained in your letter to the Company dated May 17, 2012 in addition to comments from previous correspondence related to the same topic. We have addressed your most recent comment letter by reproducing this comment below and providing our response immediately thereafter.

4.	We note the modifications you made to your discussion and analysis of your first quarter of fiscal year 2012 results in response to comment 6 in our letter dated April 13, 2012. Please further enhance these modifications to address the following:

•

For your analysis of consolidated gross profit margin, it is unclear how the factors, as disclosed, fully explain the increase recognized. In this regard, it appears that pricing increases offset by raw material increases positively impacted gross profit by $10.9 million with sales volume and flat manufacturing costs positively impacting gross profit by $1.8 million, which leaves $4.5 million of the increase in gross profit unexplained.

•	Please quantify the amount by which raw material costs increased for each segment.

•	Please quantify the amount by which employee related manufacturing costs declined for the North America Adhesives segment.

•	Please quantify the amount by which the change in sales volumes impacted segment operating income for each segment.

•	Please quantify the extent to which the production interruptions in Egypt negatively impacted the EIMEA segment’s operating income.

United States Securities and Exchange Commission

June 12, 2012

•	Please quantify the extent to which cost management activities positively impacted the EIMEA segment’s operating income.

•	Please quantify the extent to which other manufacturing expenses increased, negatively impacting Latin America Adhesives’ segment operating income.

•	Please quantify the extent to which the change in SG&A expenses impacted segment operating income for each segment.

•	Please explain why the change in weeks included in the pre-holiday sales negatively impacted the Latin America Paints’ segment sales but not the Latin America Adhesives’ segment sales.

•	Please quantify the extent to which the change in product mix negatively impacted the Latin America Paints’ segment operating income.

Please provide us with your enhanced draft disclosures you intend to provide in future filings.

We respectfully submit the following based on the comment noted above and the related comments regarding our MD&A in your previous letters dated February 28, 2012 and April, 13, 2012 in addition to our teleconference with Tracey Smith of your staff on June 8, 2012.

We understand that our MD&A discussion should more consistently quantify the material factors which influence the consolidated and operating segment net revenue and segment operating profit of our business. To this end, we will provide the following enhanced MD&A discussion in our report on Form 10-Q for Fiscal Quarter Ended June 2, 2012 and in our subsequent filings.

We currently explain the changes in our consolidated and segment net revenue by providing a breakdown of net revenue variances attributable to pricing changes, volume changes, foreign currency translation and business acquisitions. Our enhanced disclosures will more consistently provide management’s best judgment and analysis regarding the reasons for material variances in the various components of net revenue.

With respect to cost of sales, in future filings we will disclose the Company’s raw material costs at the consolidated level, in absolute dollars and as a percent of revenue, for the current and comparable prior periods. We will also discuss the underlying cause of material changes in our raw material costs in absolute dollars and as a percentage of net revenue, as appropriate based on the circumstances.

At the operating segment level, we will quantify the change in our raw material costs as a percentage of net revenue when this variance is material to understanding the change in the segment’s operating profit or operating profit margin percentage for the period. When the change in raw material cost as a percentage of net revenue is not a significant factor for the period, we will disclose that this ratio did not change materially.

With respect to other manufacturing costs (i.e., those costs in cost of sales that are not raw material costs) and for Selling, General and Administrative (SG&A) expenses, we will provide a general discussion concerning the expected long-term trend for these costs for the current fiscal year or other specified period as appropriate. For example, we currently would note that our SG&A expenses in the 2012 fiscal year are expected to increase at a rate below the rate of growth in net revenue for the fiscal year. When the actual other manufacturing and SG&A costs in a period are materially different than the expected trend,

United States Securities and Exchange Commission

June 12, 2012

we will quantify the impact of this variance on our segment operating income and provide a qualitative discussion of the reasons these costs were different than our expectations. When considering whether these costs had a material impact on the results of the period or reflect a change in the trend of our business, we will consider the trend of these costs in prior periods and our expectations for future periods in relationship to the general guidance provided.

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If you have any questions or require any additional information, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867.

Very truly yours,

James R. Giertz

Senior Vice President and Chief Financial Officer

cc:	Tracey Smith & Al Pavot, Securities and Exchange Commission

Mr. Thomas Lydon, KPMG LLP

Mr. James J. Owens, President and Chief Executive Officer

Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary

Mr. James C. McCreary, Jr., Vice Pres., Corp. Controller

Mr. Jay Swanson, Dorsey & Whitney